Full Truck Alliance Co. Ltd.

Wanbo Science and Technology Park, 20 Fengxin Road

Yuhuatai District, Nanjing

Jiangsu 210012

People’s Republic of China

October 30, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Ryan Rohn
Mr. Stephen Krikorian
Mr. Austin Pattan
Ms. Jennifer Thompson

Re:	Full Truck Alliance Co. Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2022
Response dated September 28, 2023
File No. 001-40507

Dear Mr. Rohn, Mr. Krikorian, Mr. Pattan and Ms. Thompson:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission dated October 24, 2023 (the “October 24 Comment Letter”) regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) of Full Truck Alliance Co. Ltd. (the “Company”).

We set forth below our response to the comment contained in the October 24 Comment Letter. For your convenience, we have reproduced the Staff’s comment in italicized boldface type below and keyed our response accordingly. Unless otherwise defined herein, terms used herein shall have the same meanings ascribed to them in the 2022 Form 20-F.

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Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 179

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We note that your response to prior comment 3 regarding your subsidiaries is limited to the disclosures required by Item 16I(b)(2). Please note that Item 16I(b) of Form 20-F states: “Also, any such identified foreign issuer that uses a variable-interest entity or any similar structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities.” Additionally, page 15 of our Release No. 34-93701, “Holding Foreign Companies Accountable Act Disclosure,” clarifies that a registrant should “look through a VIE or any structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant jurisdiction.” As previously requested, please provide us with the information required by Items 16I(b)(3) through (b)(5) for all of your consolidated foreign operating entities in your supplemental response.

The Company respectfully advises the Staff that it has consolidated foreign operating entities that are incorporated or otherwise organized in the PRC (which excludes, for the purpose of the 2022 Form 20-F only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region), Hong Kong, the British Virgin Islands, the Cayman Islands and Singapore. The Company supplementally submits that:

To the best of the Company’s knowledge, no governmental entity in the PRC (i.e., the applicable foreign jurisdiction with respect to Deloitte Touche Tohmatsu Certified Public Accountants LLP) has a controlling financial interest with respect to the Company or any of the consolidated foreign operating entities.

None of the directors of the Company or any of the consolidated foreign operating entities is an official of the Chinese Communist Party.

Neither the memorandum and articles of association of the Company nor the articles of incorporation (or equivalent organizing document) of any of the consolidated foreign operating entities contains any charter of the Chinese Communist Party.

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Should you have any questions or wish to discuss the foregoing, please contact the Company’s U.S. counsel, Yi Gao of Simpson Thacher & Bartlett LLP, at +852-2514-7620 (office), +852-6588-7136 (mobile) or ygao@stblaw.com.

Sincerely,
Full Truck Alliance Co. Ltd.

/s/ Peter Hui Zhang
Peter Hui Zhang
Chairman and Chief Executive Officer

cc:	Yi Gao

Simpson Thacher & Bartlett

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